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                           June 26, 2020

       Irene McCarthy
       Chief Executive Officer
       Stealth BioTherapeutics Corp
       c/o Intertrust Corporate Services (Cayman) Limited
       190 Elgin Avenue, George Town
       Grand Cayman
       KY1-9005 Cayman Islands

                                                        Re: Stealth
BioTherapeutics Corp
                                                            Registration
Statement on Form F-1
                                                            Filed June 22, 2020
                                                            File No. 333-239356

       Dear Ms. McCarthy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Rosemary G. Reilly,
Esq.